Exhibit 99.1

China Finance Online Reports Fourth Quarter and Full Year 2017 Unaudited Financial Results

BEIJING, April 18, 2018 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights

●	The Company achieved a positive net cash-flow in the fourth quarter of 2017

●	Net revenues were $13.6 million, up from $10.7 million in the third quarter of 2017

●	Equity brokerage business grew 100.5% year-over-year and 24.0% quarter-over-quarter

●	Gross margin was 49.7%, up from 44.9% in the third quarter of 2017

●	Net loss attributable to China Finance Online was $8.4 million, compared with a net loss of $12.8 million in the fourth quarter of 2016

●	Total cash and cash equivalents, restricted cash and short-term investments were $41.3 million as of December 31, 2017, up from $36.1 million as of September 30, 2017

Full Year 2017 Highlights

●	Net revenues were $42.6 million, down 48.7% year-over-year

●	Equity brokerage business grew 182.3% year-over-year

●	Commodities brokerage business declined by 95.7% year-over-year after the suspension of new commodities trading by the precious metal exchange in China

●	Lingxi Robo-Advisor outperformed most of its peer products in the Chinese market with an average return of 10.59% and average drawdown rate of 1.84% in 2017. From January 1, 2017 to April 12, 2018, the aggressive portfolio of Lingxi beat 95% of equity funds and hybrid funds in terms of return.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “We turned a positive net cash-flow in the fourth quarter, as we are making inroad in optimizing our business units and improving our top line from the third quarter. As we are transitioning away from the commodity brokerage business, our equity brokerage related business maintains a strong growth momentum and our intelligent-finance driven fintech business has drawn interest from leading brokerage firms in China, with whom we have entered into strategic cooperation agreements.”

“Our operation has also been making solid progress. Our website “JRJ.com.cn” remains a popular destination for news and analysis on economy and capital markets, with growing brand perception. And its unique visitors all year in 2017 was 236 million, an increase of 40% from 169 million in 2016. The fast-growing traffic was attributable to the improvement of our fact-based journalism, breaking news coverage and proprietary deep dive content.”

“In 2017, we concentrated on building out our fintech capabilities. With a team of senior software engineers and capital market professionals, we carried out integration of financial engineering, artificial intelligence and big data, and developed intelligent finance products for individual investors and institutions. Our robo-advisory product Lingxi provides retail investors with investment products for global asset allocation, which outperformed most of its peer products in the market with its better return and lower drawdown. We also introduced Genius Zhisheng, a cloud-based one-stop investment research platform for institutional investors. For retail investors, we also introduced technical trading research tools based on Zhisheng algorithm. Based upon our track records in financial media, financial data service and securities advisory services, along with our robust fintech capabilities, we are committed to developing more cloud-based products to drive user engagement,” Mr. Zhao concluded.

Fourth Quarter 2017 Financial Results

Net revenues were $13.6 million, compared with $19.2 million during the fourth quarter of 2016 and $10.7 million during the third quarter of 2017. During the fourth quarter of 2017, revenues from financial services, the financial information and advisory business, and advertising services contributed 66%, 21% and 12% of the net revenues, respectively, compared with 83%, 12% and 4%, respectively, for the corresponding period in 2016.

Revenues from financial services were $8.9 million, compared with $16.0 million during the fourth quarter of 2016 and $7.5 million during the third quarter of 2017. Revenues from financial services mainly represent equity brokerage services. The equity brokerage business grew 100.5% year-over-year and 24.0% quarter-over-quarter. The year-over-year decrease of revenues from financial services was mainly due to a decline in revenues from the Company’s commodities brokerage services after the suspension of new commodities trading by the precious metal exchange in China. Revenue from commodities brokerage was $11.4 million or 59% of total revenue in fourth quarter of 2016. The quarter-over-quarter increase was mainly driven by the robust growth in equity brokerage business.

Revenues from the financial information and advisory business were $2.9 million, an increase of 23.0% from $2.4 million during the fourth quarter of 2016 and 12.9% from $2.6 million in the third quarter of 2017. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers. During the fourth quarter, subscription revenue from individual investors grew by 315.2% year-over-year, mainly due to the increased adoption of the Company’s cloud-based analytical tools among retail investors.

Revenues from advertising were $1.6 million, compared with $0.7 million in the fourth quarter of 2016 and $0.6 million in the third quarter of 2017. The increased traffic to our site also helped elevate our advertising revenues.

Gross profit was $6.8 million, compared with $12.0 million in the fourth quarter of 2016 and $4.8 million in the third quarter of 2017. Gross margin in the fourth quarter of 2017 was 49.7%, compared with 62.5% in the fourth quarter of 2016 and 44.9% in the third quarter of 2017. The year-over-year decrease in gross margin was mainly due to revenue mix changes associated with the Company’s transition to increased services for the equity capital market, which has a lower gross margin.

General and administrative expenses were $4.1 million, a decrease of 10% from $4.5 million in the fourth quarter of 2016, and an increase of 25.9% from $3.2 million in the third quarter of 2017. The year-over-year decrease was mainly attributable to more stringent expense control measures.

Sales and marketing expenses were $6.8 million, a decrease of 52.5% from $14.4 million in the fourth quarter of 2016, and a decrease of 1.5% from $6.9 million in the third quarter of 2017. The year-over-year decrease was mainly attributable to the reductions in headcounts and sales commissions in the commodity brokerage operation during the fourth quarter of 2017.

Research and development expenses were $3.8 million, a decrease of 23.7% from $5.0 million in the fourth quarter of 2016 and with no significant difference from the third quarter of 2017. The year-over-year decrease was mainly attributable to the improved efficiency after the consolidation of R&D team throughout different business units. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in fintech capabilities.

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Total operating expenses were $14.7 million, a decrease of 38.5% from $23.9 million in the fourth quarter of 2016, and an increase of 5.2% from $14.0 million in the third quarter of 2017. The year-over-year decrease was mainly due to improved efficiency and effective cost controls.

Loss from operations was $8.0 million, compared with a loss from operations of $11.9 million in the fourth quarter of 2016 and a loss from operations of $9.2 million in the third quarter of 2017.

Net loss attributable to China Finance Online was $8.4 million, compared with a net loss of $12.8 million in the fourth quarter of 2016 and a net loss of $8.5 million in the third quarter of 2017.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.37 for the fourth quarter of 2017, compared with fully diluted loss per ADS of $0.57 for the fourth quarter of 2016 and fully diluted loss per ADS of $0.37 for the third quarter of 2017. Basic and diluted weighted average numbers of ADSs for the fourth quarter of 2017 were 22.7 million, compared with basic and diluted weighted average number of ADSs of 22.7 million for the fourth quarter of 2016. Each ADS represents five ordinary shares of the Company.

Full Year 2017 Financial Results

Net revenues for full year 2017 were $42.6 million, a decrease of 48.7% compared with $83.1 million for 2016.

Revenues from financial services for the full year 2017 were $28.2 million, a decrease of 59.1% compared with $69.0 million for 2016.

Revenues from the financial information and advisory business for the full year 2017 were $10.3 million, a decrease of 3.9% compared with $10.7 million for 2016.

Revenues from advertising for the full year 2017 were $3.6 million, an increase of 24.0% compared with $2.9 million for 2016.

Gross profit for the full year 2017 was $20.7 million, a decrease of 67.0% compared with $62.7 million in the full year 2016. Gross margin was 48.5% compared with 75.5% in 2016.

Net loss attributable to China Finance Online for the full year 2017 was $36.7 million, compared with $1.7 million in 2016.

Fully diluted loss per ADS attributable to China Finance Online was $1.62 for the full year 2017, compared with $0.07 in 2016. Basic and diluted weighted average numbers of ADSs for the full year 2017 were 22.7 million.

Recent Developments

●	China Finance Online received mobile internet video streaming service license from State Administration of Radio and Television

In October 2017, the Company received approval by the highest regulatory agency for online video and audio content in China, State Administration of Radio and Television, to add mobile internet streaming content onto its existing license for “Online Video and Audio Broadcasting Program”. In the backdrop of increased government regulations on live or recorded video and audio content, this new license not only qualifies China Finance Online to legally produce enriched content, but also enables the Company to further enhance user experience and increase user engagement on mobile devices.

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●	Rifa receives licenses for asset management and investment advisory in Hong Kong (Type 4, 5, 9 licenses)

In October 2017, the Company’s wholly owned subsidiary, Rifa Asset Management Limited (“Rifa”), received approval by the Securities and Futures Commission (“SFC”) of Hong Kong for its Type 9 License, Type 4 License and Type 5 License. SFC is the independent statutory body in charge of regulating the securities and futures markets in Hong Kong. The Type 9 License allows Rifa to manage a portfolio of securities or futures contracts for clients on a discretionary basis. The Type 4 License allows Rifa to give investment advice to clients relating to the sale and purchase of securities. The Type 5 License allows Rifa to give investment advice to clients relating to the sale and purchase of futures contracts.

●	Lingxi Robo-Advisor recorded strong performance in 2017

In 2017, the Company’s Robo-Advisor product, Lingxi, posted an average return of 10.59% with an average drawdown rate of 1.84%, which significantly outperformed the Shanghai Composite Index in return with a significantly lower drawdown. According to China Finance Online’s internal research, Lingxi’s performance in 2017 also exceeded most of its peer products in the market for its better return with a lower drawdown. One of the best-performing strategies by Lingxi produced a return of 15.76% in 2017. From January 1, 2017 to April 12, 2018, the aggressive portfolio of Lingxi beats 95% of equity funds and hybrid funds in terms of return. During the broad market sell-off in February 2018, Lingxi registered average return of 0.8% gain, compared with losses among most peer robo-advisor products in the marketplace.

●	Strategic Cooperation with CITIC Securities to empower investment advisory and wealth management services

In December 2017, the Company entered into a strategic cooperation agreement with one of the largest brokerage firms in China, CITIC Securities. Under the agreement, both parties will cooperate in investment advisory services, and China Finance Online will provide CITIC Securities’ investment advisors with its proprietary cloud-based software products. Both parties will cooperate to carry out intelligent asset allocation research to enhance CITIC’s wealth management capabilities.

●	Strategic Cooperation with China Investment Securities to enhance wealth management services

In December 2017, the Company entered into a strategic cooperation agreement with a Top 20 leading brokerage firm in China, China Investment Securities Co., Ltd. China Finance Online will provide CISC with China Finance Online’s proprietary cloud-based software solutions powered by Genius database for CISC’s investment advisory and wealth management services. In addition, both parties also agreed to explore co-branding partnerships.

●	Strategic Cooperation with Orient Securities on Cloud-based Investor Education Services

In March 2018, the Company entered into a strategic cooperation agreement with a Top 10 leading brokerage firm in China, Orient Securities Co., Ltd. to introduce a cloud-based investor education platform in China. As a critical part of financial services, our investor education platform applies machine learning technology on their trading and training behaviors to identify investors’ point-of-interest for targeted knowledge push. The platform aims to guide mass retail investors in China to develop a rational wealth management mentality and improve investment return.

●	2017 Fintech & Leading China Annual Forum

In February 2018, the Company hosted “2017 Fintech Forum & Leading China Annual Awards” in Nanjing. Among the key note speakers and panelists were regulators, executives from the Hong Kong Stock Exchange, leading financial institutions and leading internet and fintech companies. The key discussions were centered around data security, risk management, and fintech innovation. The conference is committed to promoting the long-term health of financial industry in China and has received high recognitions from financial regulators and institutions.

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●	Awards and Letters of Appreciation from the China Banking Association, China Banking Regulatory Commission, China Securities Investment Association and National Internet Finance Association of China.

In early 2018, the Company’s media content department received a slew of awards and letters of appreciation from China Banking Association, China Banking Regulatory Commission, Securities Investment Association and National Internet Finance Association of China for its outstanding media coverages on the Chinese banking industry and stock markets. These accolades are government endorsement of our efforts in promoting rational and long-term investment philosophy.

Conference Call Information

The management will host a conference call on April 18, 2018 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time April 19, 2018). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 5797018

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

●	our prospect and our ability to attract new users;

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●	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

●	our prospect on stabilization in cash attrition and improvement of our financial position;

●	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

●	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com

-- Tables Follow –

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Dec. 31, 2017	Dec. 31, 2016
Assets
Current assets:
Cash and cash equivalents	38,693	66,151
Restricted cash	2,036	2,484
Trust bank balances held on behalf of customers	39,169	33,174
Accounts receivable, net - others	8,977	14,411
Accounts receivable, net - Margin clients	8,011	7,557
Short-term investments	533	16,444
Prepaid expenses and other current assets	4,198	8,240
Total current assets	101,617	148,461
Long-term investments, net	2,531	2,561
Property and equipment, net	6,885	7,398
Acquired intangible assets, net	96	397
Rental deposits	1,141	1,292
Goodwill	108	109
Deferred tax assets	1,621	1,403
Other deposits	605	6,003
Total assets	114,604	167,624

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $8,477 and $5,286 as of December 31, 2017 and December 31,2016, respectively)	9,371	6,526
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,109 and $26,352 as of December 31, 2017 and December 31, 2016, respectively)	9,953	29,620
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2017 and December 31, 2016, respectively)	3	3,000
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,375 and $3,071 as of December 31, 2017 and December 31, 2016, respectively)	39,169	33,174
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,067 and $2,151 as of December 31, 2017 and December 31, 2016, respectively)	9,462	8,746
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $484 and $3,819 as of December 31, 2017 and December 31, 2016, respectively)	553	3,828
Total current liabilities	68,511	84,894
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $218 and $306 as of December 31, 2017 and December 31, 2016, respectively)	237	326
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $25 and $78 as of December 31, 2017 and December 31, 2016, respectively)	144	609
Total liabilities	68,892	85,829
Noncontrolling interests	(8,335)	(4,370)
Total China Finance Online Co. Limited Shareholders’ equity	54,047	86,165
Total liabilities and equity	114,604	167,624

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			The year ended
	Dec. 31, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2017	Dec. 31, 2016
Net revenues	13,597	19,237	10,739	42,623	83,058
Cost of revenues	(6,837)	(7,215)	(5,921)	(21,934)	(20,380)
Gross profit	6,760	12,022	4,818	20,689	62,678
Operating expenses
General and administrative(includes share-based compensation expenses of $561, $999, $558, $1,119 and $5,241 respectively)	(4,055)	(4,505)	(3,220)	(15,250)	(19,837)
Sales and marketing (includes share-based compensation expenses of $26, $233, $28, $54 and $130, respectively)	(6,845)	(14,426)	(6,948)	(29,467)	(50,083)
Product development (includes share-based compensation expenses of $69, $731, $64, $133 and $205, respectively)	(3,822)	(5,009)	(3,833)	(16,208)	(14,485)
Loss from impairment of intangible assets	-	-	-	(292)	(1,111)
Loss from impairment of goodwill	-	(18)	-	-	(6,660)

Total operating expenses	(14,722)	(23,958)	(14,001)	(61,217)	(92,176)
Government subsidies	-	-	-	230	1,195
Income (loss) from operations	(7,962)	(11,936)	(9,183)	(40,298)	(28,303)
Interest income	235	217	59	487	1,051
Interest expense	-	(2)	(1)	(3)	(2)
Long-term investment loss, net	-	-	-	-	-
Short-term investment income, net	(2)	510	102	63	379
Gain (loss) on the interest sold and retained noncontrolling investment	(2,406)	-	-	(1,997)	20,568
Gain from sale of equity method investment	-	-	-	111	-
Equity method investment income	(3)	(7)	(1)	(13)	(138)
Other income (loss), net	208	(408)	68	(283)	(305)
Exchange gain (loss), net	(153)	26	(38)	(131)	(55)

Income (loss) before income tax expenses	(10,083)	(11,600)	(8,994)	(42,064)	(6,805)
Income tax expenses	170	(3,309)	23	(324)	(4,161)

Net income (loss)	(9,913)	(14,909)	(8,971)	(42,388)	(10,966)
Less: Net income (loss) attributable to the noncontrolling interest	(1,538)	(2,071)	(518)	(5,652)	(9,287)
Net income (loss) attributable to China Finance Online Co. Limited	(8,375)	(12,838)	(8,453)	(36,736)	(1,679)

Net income (loss)	(9,913)	(14,909)	(8,971)	(42,388)	(10,966)
Changes in foreign currency translation adjustment	19	(2,437)	690	2,400	(4,343)
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, nil, nil and nil respectively	118	-	(47)	-	-
Other comprehensive income (loss), net of tax	137	(2,437)	643	2,400	(4,343)
Comprehensive income (loss)	(9,776)	(17,346)	(8,328)	(39,988)	(15,309)
Less: comprehensive income (loss) attributable to noncontrolling interest	(1,538)	(2,071)	(518)	(5,652)	(9,287)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(8,238)	(15,275)	(7,810)	(34,336)	(6,022)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.07)	(0.11)	(0.07)	(0.32)	(0.01)
Diluted	(0.07)	(0.11)	(0.07)	(0.32)	(0.01)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.37)	(0.57)	(0.37)	(1.62)	(0.07)
Diluted	(0.37)	(0.57)	(0.37)	(1.62)	(0.07)
Weighted average ordinary shares
Basic	113,693,018	113,465,823	113,593,847	113,601,949	113,213,912
Diluted	113,693,018	113,465,823	113,593,847	113,601,949	113,213,912
Weighted average ADSs
Basic	22,738,604	22,693,165	22,718,769	22,720,390	22,642,782
Diluted	22,738,604	22,693,165	22,718,769	22,720,390	22,642,782

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